

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Matthew W. Geekie
Senior Vice President, Secretary and General Counsel
GRAYBAR ELECTRIC CO INC
34 North Meramec Avenue
St. Louis, Missouri 63105

> **Re: GRAYBAR ELECTRIC CO INC**
> **Registration Statement on Form S-1**
> **Filed August 24, 2023**
> **File No. 333-274186**

Dear Matthew W. Geekie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert Endicott